UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-9861

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

M&T BANK CORPORATION
RETIREMENT SAVINGS PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

M&T BANK CORPORATION
One M&T Plaza
Buffalo, New York 14203

and

M&T BANK CORPORATION
RETIREMENT SAVINGS PLAN AND TRUST
One M&T Plaza
Buffalo, New York 14203

Table of Contents of Information Required in Report

Item 4. Financial Statements and Supplemental Schedule for the Plan.

The M&T Bank Corporation Retirement Savings Plan and Trust ("the Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing the financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements and supplemental schedule for the years ended December 31, 2004 and 2003, are included as Exhibit 99.1 to this report on Form 11-K and are incorporated herein by reference. The Plan financial statements and supplemental schedule have been examined by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, and their report is included therein.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the M&T Bank Corporation Employee Benefit Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

M&T BANK CORPORATION
RETIREMENT SAVINGS PLAN AND TRUST

Date: June 28, 2005

By: ______________________

Stephen J. Braunscheidel
M&T Bank Corporation Employee
Benefit Plan Committee

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-32044, 333-16077 and 333-84384) of M&T Bank Corporation of our report dated June 24, 2005, relating to the financial statements and financial statement schedule of the M&T Bank Corporation Retirement Savings Plan and Trust, which appears in this Form 11-K. We also consent to the reference to us under the heading "Experts" in such Registration Statements.

PricewaterhouseCoopers LLP

Buffalo, New York
June 28, 2005

Exhibit 99.1

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
OF THE M&T BANK CORPORATION RETIREMENT SAVINGS PLAN AND TRUST

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Employee Benefit Plan Committee of
the M&T Bank Corporation
Retirement Savings Plan and Trust

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the M&T Bank Corporation Retirement Savings Plan and Trust (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Employee Benefit Plan Committee. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Employee Benefit Plan Committee, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Employee Benefit Plan Committee. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Buffalo, New York
June 24, 2005

M&T BANK CORPORATION RETIREMENT SAVINGS PLAN AND TRUST
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31	
	2004	2003
Assets		
Investments, at fair value:		
M&T Bank Corporation common stock	$282,436,176	264,396,822
Mutual funds	423,476,142	238,540,622
Common trust fund	62,302,632	-
Loans to participants	14,242,151	8,430,591
Total investments	782,457,101	511,368,035
Cash	-	155,859
Contributions receivable:		
Participant	620,737	345,397
Employer	298,113	178,347
Total contributions receivable	918,850	523,744
Accrued investment income	206,646	26,087
Due from broker	25,805	31,790
Total assets	783,608,402	512,105,515
Liabilities		
Due to broker	-	116,464
Net assets available for benefits	$783,608,402	511,989,051

See accompanying notes to financial statements.

M&T BANK CORPORATION RETIREMENT SAVINGS PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31	
	2004	2003
Additions to net assets available for benefits		
Net investment income:		
Interest	$ 1,252,425	874,317
Dividends	17,061,444	5,310,709
Net appreciation in fair value of investments	45,793,003	87,869,502
Total net investment income	64,106,872	94,054,528
Contributions:		
Participant	35,560,793	30,836,747
Employer	16,287,716	15,211,000
Total contributions	51,848,509	46,047,747
Transfer of net assets related to the Allfirst Financial Inc. Capital Accumulation Retirement Plan and Trust	217,818,582	-
Total additions to net assets available for benefits	333,773,963	140,102,275
Deductions from net assets available for benefits		
Participant withdrawals	(62,154,612)	(20,775,643)
Net increase in net assets available for benefits	271,619,351	119,326,632
Net assets available for benefits at beginning of year	511,989,051	392,662,419
Net assets available for benefits at end of year	$783,608,402	511,989,051

See accompanying notes to financial statements.

1. Description of plan

General

The following description of the M&T Bank Corporation Retirement Savings Plan and Trust ("the Plan") is provided for general information purposes and is qualified in its entirety by reference to the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility and participation

The Plan is a defined contribution plan and exists for the benefit of employees of M&T Bank Corporation and its subsidiaries ("the Company"). Employees who are at least 21 years of age are immediately eligible to participate in the Plan. An eligible employee may elect to participate in the Plan as soon as administratively practicable following the latest of: (1) that employee's date of employment or (2) attainment of age 21. On April 1, 2003, M&T Bank Corporation ("M&T") completed the acquisition of Allfirst Financial Inc. ("Allfirst"), which sponsored the Allfirst Financial Inc. Capital Accumulation Retirement Plan and Trust ("the Allfirst Plan"). On that date, the Allfirst Plan was frozen and maintained by M&T as a separate plan. Subsequent to March 31, 2003, all contributions to the Allfirst Plan ceased and no new participants enrolled into the Allfirst Plan. Effective April 1, 2003, former participants of the Allfirst Plan and eligible employees of Allfirst became eligible to elect to participate in the Plan.

Administration

The Plan is administered by M&T's Employee Benefit Plan Committee ("Administrative Committee") which is appointed by the Board of Directors of M&T Bank, a wholly owned subsidiary of M&T. Effective March 1, 2004, T. Rowe Price Trust Company ("T. Rowe") was appointed as trustee and held the assets of the Plan. Also on that date, T. Rowe Price Retirement Plan Services, Inc. ("TRP Retirement Services") was appointed to provide recordkeeping services for the Plan. Prior to March 1, 2004, M&T Bank served as trustee and EBS Benefit Solutions, Inc. provided recordkeeping services for the Plan.

The Board of Directors of M&T Bank has the right to terminate, amend or modify the Plan at any time subject to the Plan provisions. Upon Plan termination, participants would receive the assets allocated to their respective accounts.

Contributions

Contributions to the Plan are made by participants through salary reduction and by the Company through employer matching contributions. Non-highly compensated employees who are participants may elect to reduce their compensation by a specified whole percentage not to exceed 15% and highly compensated employees who are participants may elect to reduce their compensation by a specified whole percentage not to exceed 10%. Both highly and non-highly compensated employees who are participants are subject to certain limitations under Section 401(k) and Section 415 of the Internal Revenue Code. The Company remits to the Plan on behalf of each participant the amount by which the participant's compensation is reduced. In addition, after the eligible participant has completed one year of employment, the Company makes an employer matching contribution in an amount equal to 75% of the participant's contribution. Such matching contribution is limited to 4.5% of the participant's compensation.

1. Description of plan, continued

Contributions, continued

Compensation is generally defined in the Plan to mean a participant's base salary and 75% of participants' sales commissions, for those participants whose commissions are expected to exceed 50% of total pay for the calendar year, but excluding any other form of additional compensation. Generally, an individual participant's total annual contribution may not exceed the lesser of 100% of compensation, as defined in the Internal Revenue Code, or $41,000, adjusted for inflation. An individual participant's pre-tax contribution was limited to $13,000 in 2004 and $12,000 in 2003. Contributions above this limit were made as after-tax contributions. A participant, who has attained age 50 before the close of the respective Plan year, is eligible to make unmatched catch-up contributions up to a maximum of $3,000 for 2004 ($2,000 for 2003), increasing by $1,000 each year up to $5,000 in 2006.

Newly hired employees may also contribute amounts representing rollover distributions from other qualified defined contribution and benefit plans at any time during their employment.

Vesting

Participants' accounts, including all salary reduction contributions, employer matching contributions and earnings thereon, are at all times fully vested and nonforfeitable.

Investment programs

Participants may direct the investment of their contributions in 1% increments in any of several investment alternatives, which include mutual funds, a common trust fund and the common stock of M&T.

Participants may, in accordance with the rules of the Plan, transfer existing balances among the available investment alternatives, and/or redirect their current contributions into different investment alternatives, daily. A participant may increase or decrease, at any time, the percentage of salary reduction elected, effective the first day of each payroll period. Contributions may be suspended at any time.

Employer matching contributions

Employer matching contributions are made at the same time as the participant's salary reduction contributions and invested in the available investment alternatives in the same proportion as elected by the participants.

Loans to participants

Participants may borrow from their account an amount not to exceed the lesser of (1) 50% of the participant's vested account balance as of the most recent valuation date or (2) $50,000 reduced by the participant's highest outstanding loan balance in the twelve months prior to the date of loan origination. The minimum loan amount is $1,000. A participant may have only one loan outstanding at any time. Loans bear interest at one percentage point above the prime rate published by *The Wall Street Journal* and are repaid in equal installments through after-tax payroll deductions for a period of up to five years, except for certain loans formerly associated with the Allfirst Plan which allowed loan terms greater than five years if the proceeds were used to purchase an employee's primary residence.

1. Description of plan, continued

Loans to participants, continued

Participants are charged a one-time $50 administrative fee for each new loan processed, which is deducted from the loan proceeds and has been included in participant withdrawals in the statement of changes in net assets available for benefits.

Withdrawals and distributions

A participant undergoing financial hardship may make withdrawals from the Plan, subject to Plan limitations. Upon termination of employment for any reason, participants are entitled to a distribution of the full amount of individual account balances as of the revaluation date immediately following such termination of service.

Upon termination of employment, distributions of amounts that are equal to $5,000 or less will automatically be made by lump-sum payment less the mandatory 20% Federal income tax withholding. Participants have the option of receiving distributions of amounts greater than $5,000 in the form of a lump-sum payment or by rollover contribution to other qualified plans. Participants also have the option to leave those amounts invested in the Plan.

The participant may also elect, upon termination of employment, to defer distribution of either the minimum required under Internal Revenue Code Section 401(a)(9) or the entire balance, until no later than April 1 of the calendar year following the year in which age 70-½ is attained. If a participant terminates employment after that date, distribution will be made as soon as administratively practicable following termination of employment.

2. Summary of significant accounting policies

Basis of accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Administrative Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Investment valuation and income recognition

Investments are reported at fair value. Investments in the common stock of M&T, which is traded on the New York Stock Exchange, are valued using the last reported sales price prior to the close of the Plan year. Investments in mutual funds are valued at the net asset value of shares held at the end of the Plan year. Investments in the common trust fund are valued at the net asset value based on the last reported sales price of the underlying investments held.

2. Summary of significant accounting policies, continued

Investment valuation and income recognition, continued

Loans to participants are valued for the purposes of determining asset value by TRP Retirement Services, as no active market exists for such loans. The fair value of loans, which are fully secured by a portion of the participants' vested benefits, was estimated to approximate the outstanding principal balance of the loans at both December 31, 2004 and 2003.

Investment income of M&T common stock, the mutual funds and the common trust fund is allocated to participants based on their proportionate share of the net assets of the respective investment alternative. Interest income on loans to participants is allocated to participants based on their respective loan agreement.

Purchases and sales of securities are reflected on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

Risks and uncertainties

The Plan invests in various types of investments, which include equity, bond and money market mutual funds, a common trust fund and the common stock of M&T. These investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

Administrative expenses

Expenses related to administration of the Plan are paid by the Company. Brokerage commissions for acquiring or selling securities are paid by the Plan. The Plan incurred brokerage commissions in 2004 and 2003 totaling $11,233 and $8,535, respectively. These amounts have been included in the statement of changes in net assets available for benefits in net appreciation in fair value of investments.

Payment of benefits

Benefits are recorded when paid.

3. Investments

Investments representing 5% or more of net assets available for benefits as of the dates indicated were as follows:

	December 31 2004	December 31 2003
M&T Bank Corporation common stock	$282,436,176	264,396,822
T. Rowe Price Associates, Inc. Equity Index Trust (a)	62,302,632	
MTB Group of Funds Money Market Fund	54,163,212	38,962,044
MTB Group of Funds Mid-Cap Stock Fund	49,065,426	42,076,764
Templeton Funds, Inc. Foreign Fund (b)	46,526,658	
The Vanguard Inc., Institutional Index Fund (a)		34,358,444

(a) Effective March 1, 2004, The Vanguard Inc., Institutional Index Fund was discontinued as an investment option, the related investments redeemed and the proceeds invested in shares of the T. Rowe Price Associates, Inc. Equity Index Trust, a common trust fund.

(b) Effective March 1, 2004, the Harbor Capital Advisors, Inc. International Fund and the MTB Group of Funds International Equity Fund were discontinued as investment options, the related investments redeemed and the proceeds invested in shares of the Templeton Funds, Inc. Foreign Fund.

Statement of changes in net assets available for benefits

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in fair value of investments, which consists of the realized gains and losses from the sale of investments and the unrealized appreciation (depreciation) on investments. The Plan's investments appreciated in value as follows:

	For the year ended December 31, 2004	For the year ended December 31, 2003
M&T Bank Corporation common stock	$ 25,034,150	50,901,437
Mutual funds	17,088,385	36,968,065
Common trust fund	3,670,468	-
Net appreciation in fair value of investments	$ 45,793,003	87,869,502

4. Income taxes

The Internal Revenue Service ("IRS") issued a favorable determination letter on May 20, 2003 regarding the qualified and tax-exempt status of the Plan under Sections 401 and 501 of the Internal Revenue Code. Subsequent to receipt of the favorable determination letter, the Plan was amended. The Administrative Committee is of the opinion that the amendments did not affect the qualified and tax-exempt status of the Plan and, accordingly, no provision has been made for income taxes.

Participants are not subject to federal or state income tax on employer matching contributions and pre-tax participant salary reduction contributions until such contributions are withdrawn or distributed. Participants are also not subject to federal or state income tax on the earnings and appreciation of the assets of the Plan until such amounts are withdrawn or distributed.

5. Plan amendments

Effective April 1, 2003, the Plan was amended to grandfather past service for former Allfirst employees for eligibility purposes and to clarify the Plan's eligibility rules for former employees of Allfirst.

On July 15, 2003, the Administrative Committee retroactively approved the Plan amendments described herein. Effective January 1, 2003, the Plan was amended to include provisions for determining minimum distribution requirements in accordance with Internal Revenue Code section 401(a)(9). Effective April 1, 2003, the Plan was amended to modify the terms of a participant's Salary Reduction Agreement and was further amended to clarify the beneficiary status of participants' former spouses. Effective July 15, 2003, the Plan was amended to provide the ability to forfeit and/or restore distributions of certain participants.

Effective March 1, 2004, the Plan was amended to remove M&T Bank and EBS Benefits Solutions, Inc. as trustee and recordkeeper, respectively, and appoint T. Rowe and TRP Retirement Plan Services, together ("T. Rowe Price"), as successors. The Plan was further amended to conform the administrative practices of the Plan to T. Rowe Price's administration and recordkeeping capabilities. As a result of the appointment of T. Rowe Price, the Plan was further amended to: eliminate the one year service requirement for eligibility to make pre-tax and after-tax contributions to the Plan (but retain such service requirement for participants to receive matching contributions); modify the in-service withdrawal rights and make them uniform for all participants to the extent permitted by IRS rules; and eliminate indirect rollover contributions made by participants. The Plan was further amended to: change the interest rate on participant loans from 1% plus the M&T Bank prime rate to 1% plus *The Wall Street Journal* prime rate; extend the cure period on defaulted participant loans from 30 days to 90 days; and adopt the IRS safe harbor hardship withdrawal procedures, which allows the Plan to outsource this process to T. Rowe Price.

Effective March 1, 2004, the Allfirst Plan was merged into the Plan, including the transfer of the assets and assumption of the liabilities of the Allfirst Plan by the Plan. The Plan was amended to reflect the merger and to make certain administrative changes to the Plan.

5. Plan amendments, continued

Effective June 15, 2004, the Plan was amended to change the provisions relating to the request and timing of payment of distributions made to participants. The Plan was further amended to provide the ability to charge a participant's account a reasonable cost for processing and implementing a Qualified Domestic Relations Order directing that all or a portion of a participant's account balance be assigned or paid to an alternate payee, to the extent that the participant or alternate payee does not pay such cost with his or her own funds.

On December 9, 2004, the Plan was further amended, effective January 1, 2004, to change the method of determining the required minimum distribution amount that would be distributed each calendar year to participants.

6. Related party transactions

The Plan invests in shares of the common stock of M&T. The Plan held 2,619,030 shares with a fair value of $282,436,176 and 2,689,693 shares with a fair value of $264,396,822 at December 31, 2004 and 2003, respectively.

Certain Plan investment alternatives represent shares of mutual funds that are advised by an entity related to T. Rowe Price. T. Rowe Price was appointed to serve as trustee and recordkeeper on March 1, 2004. MTB Investment Advisors, Inc. ("MTBIA") provides advisory services for Plan investments in the MTB Group of Funds. MTBIA is a wholly owned subsidiary of M&T Bank, the Plan sponsor. The transactions described above qualify as party-in-interest transactions. M&T Bank did not pay MTBIA any fees during 2004 and 2003, and paid $552,540 to T. Rowe Price in 2004 for trustee and recordkeeping services.

M&T BANK CORPORATION RETIREMENT SAVINGS PLAN AND TRUST

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Name and title of issue	Number of shares or principal amount	Fair value
Common stock		
Financial:		
* M&T Bank Corporation [1]	2,619,030	$ 282,436,176
Mutual fund investments		
Lord Abbett Distributor LLC Mid Cap Value Fund	443,815	10,043,535
* MTB Group of Funds Balanced Fund	1,386,280	18,673,196
* MTB Group of Funds Intermediate-Term Bond Fund	1,327,557	13,381,778
* MTB Group of Funds Large Cap Growth Fund	2,576,637	20,278,134
* MTB Group of Funds Large Cap Stock Fund	2,188,280	18,994,268
* MTB Group of Funds Large Cap Value Fund	724,156	8,240,895
* MTB Group of Funds Mid Cap Stock Fund	2,939,810	49,065,426
* MTB Group of Funds Prime Money Market Fund	54,163,212	54,163,212
* MTB Group of Funds Small Cap Growth Fund	1,374,835	24,100,854
* MTB Group of Funds U.S. Government Bond Fund	2,010,024	19,155,532
Pacific Investment Management Company LLC (PIMCO) Total Return Fund	404,745	4,318,625
* T. Rowe Price Associates, Inc. Balanced Fund	888,200	17,497,541
* T. Rowe Price Associates, Inc. Equity Income Fund	902,376	23,994,173
* T. Rowe Price Associates, Inc. Growth Stock Fund	727,695	19,407,636
* T. Rowe Price Associates, Inc. Retirement 2010 Fund	1,052,985	14,783,906
* T. Rowe Price Associates, Inc. Retirement 2020 Fund	562,423	8,374,478
* T. Rowe Price Associates, Inc. Retirement 2030 Fund	411,393	6,376,590
* T. Rowe Price Associates, Inc. Retirement 2040 Fund	514,991	8,018,406
* T. Rowe Price Associates, Inc. Retirement Income Fund	352,519	4,321,879
* T. Rowe Price Associates, Inc. Small-Cap Value Fund	946,172	33,759,420
Templeton Funds, Inc. Foreign Fund	3,782,655	46,526,658
		423,476,142
Common trust fund investments		
* T. Rowe Price Associates, Inc. Equity Index Trust	1,823,314	62,302,632
* **Loans to participants**		
5.00%-11.50%, fully secured by vested benefits, due 2005 through 2014	$ 14,242,151	14,242,151
Total investments		$ 782,457,101

[1] See note 6 of notes to financial statements.

* Denotes party-in-interest.